Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Nine months ended September 30, 2011

Income from continuing operations before taxes on income	$2,661
Adjustments:
Equity in earnings of equity affiliates	(1,150)
Distributed income of equity affiliates	464
Net income attributable to noncontrolling interests	(2)
Fixed charges net of capitalized interest	93

Earnings before taxes and fixed charges as adjusted	$2,066

Fixed charges:
Interest expense (a)	$98
Portion of rent expense which represents an appropriate interest factor (b)	21
Amortization of debt costs	2

Total fixed charges	$121

Ratio of earnings to fixed charges	17.1

(a)	Interest expense includes amortization expense for debt costs.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.